

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 15, 2010

Mr. Gregory A. Lohnes
Chief Financial Officer
TransCanada Corporation
TransCanada Tower, 450 – 1 Street S.W.
Calgary, Alberta, Canada, T2P5H1

      Re: **TransCanada Corporation**
            Form 40-F for the Fiscal Year Ended December 31, 2009
            Filed February 25, 2010
            File No. 001-316900

            TransCanada Pipelines Ltd.
            40-F for the Fiscal Year Ended December 31, 2009
            Filed February 26, 2010
            File No. 001-08887

Dear Mr. Lohnes:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Our review encompassed both the parent and subsidiary registrants. In the interest of reducing the number of comments, we have not addressed each registrant with a separate comment. Page references refer to the parent company Form 40-F.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 40-F for the Fiscal Year Ended December 31, 2009</u>

<u>Consolidated Income, page 95</u>

1.	We note you have presented a subtotal for expenses excluding depreciation and amortization followed by a subtotal representing earnings before interest, taxes, depreciation and amortization. While the subtotal is not labeled, we are unclear how your presentation within the audited financial statements of an amount representing earnings before interest, taxes, depreciation and amortization is consistent with the staff's view in CSA Staff Notice 52-306 (Revised) that it is not appropriate to present non-GAAP financial measures in Canadian GAAP financial statements. Please explain.

<u>Controls and Procedures, page 77</u>

2.	You state your disclosure controls and procedures are designed to provide reasonable assurance. In future filings, please revise to state clearly, if true, that your principal executive and principal financial officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the reasonable assurance level of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.

<u>Note 14, Rate Regulated Businesses, page 122</u>

3.	Please disclose either here, or in attached document 13.4, Reconciliation to U.S. GAAP, whether the regulatory assets and liabilities are classified in the same manner under Canadian GAAP and US GAAP. Also, for ease of use by the reader and to enhance the transparency, please consider providing a tabular presentation of the individual components of your US GAAP regulatory assets and liabilities along with the related amounts as of each balance sheet date in the notes to your Reconciliation to US GAAP.

*   *   *   *

	Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief